FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File No. 000-49760

MEGAWEST ENERGY CORP.
(Translation of registrant's name into English)

Suite 1000, 815 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 3P2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -_____________

News Release

MEGAWEST ENERGY CORP

MegaWest Increases Land Holdings by an Additional 10,000 Acres

Calgary, Alberta; July 18, 2007 – MegaWest Energy Corp., (the "Company" or "MegaWest"), a Calgary based oil and gas company (OTC BB: MGWSF) (Cusip: #585168 107), specializing in non-conventional oil and gas projects with a focus on North American heavy oil, is pleased to announce the acquisition of an additional 10,000 acres of land at the Company's core project areas in Missouri (Deerfield), Texas (Trinity Sands) and Kentucky (Kentucky Reserves) by its wholly-owned subsidiary, MegaWest Energy USA Corp. ("MegaWest USA"). This additional 10,000 acres brings the total of MegaWest Energy land holdings to over 70,000 acres.

The Company's President and CEO, George T. Stapleton, II stated, "MegaWest has always indicated to the Company's shareholders that we will continue to acquire large blocks of oil and gas rights known to contain substantial deposits of heavy oil, and the addition of this key acreage will increase the Company's potential resources significantly."

In addition to the land acquisition, the Company's President and CEO, George T. Stapleton, II also stated, " I am also very pleased to announce that the Board of Directors for MegaWest Energy has approved an increase in the 2007 Fiscal Budget from the previous approved budget of USD$19 Million to nearly USD$26 Million. This budget increase will allow the Company to increase delineation drilling and expand the scope and extent of the Demonstration Projects planned for each of the core areas".

MegaWest is an independent unconventional oil and gas company headquartered in Calgary, Alberta, Canada. MegaWest has operations in Texas, Kentucky, Missouri and Kansas. MegaWest will create shareholder value through the exploitation of North American heavy oil through the application of various methods of thermal and enhanced recovery.

ON BEHALF OF THE BOARD OF DIRECTORS

George T. Stapleton, II, President, CEO & Director

For further information please visit the Company's Website at www.megawestenergy.com.

Investor Relations:

David Sealock
1(877) 984-6342
Email: info@megawestenergy.com

Mike Parker
1 (866) 506-7979
MParker@sweetwatercapital.net

Forward-Looking Statement Disclaimer

This press release contains "forward-looking statements" as defined by the Private Litigation Reform Act of 1995. Statements in this press release, which are not purely historical, are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. It is important to note that actual outcomes and the Company's actual results could differ materially from those in such forward-looking statements. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others: (a) the lack of additional financing to fund the Company's exploration activities and continued operations; (b) fluctuations in foreign exchange and interest rates; (c) the number of competitors in the oil and gas industry with greater technical, financial and operations resources and staff; (d) fluctuations in world prices and markets for oil and gas due to domestic, international, political, social, economic and environmental factors beyond our control; (f) changes in government regulations affecting oil and gas operations and the high compliance cost with respect to governmental regulations; (g) potential liabilities for pollution or hazards against which the Company cannot adequately insure or which the Company may elect not to insure; (h) the Company's ability to hire and retain qualified employees and consultants; and (i) other factors beyond the Company's control. When used in this document, the words "could", "plan", "estimate", "intend", "may", "potential", "should", and similar expressions relating to matters that are not historical facts are forward looking statements.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and on Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.

BRITISH COLUMBIA
ALBERTA

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. **Name and Address of Company**

MegaWest Energy Corp. (the "Company")
Suite 1000, 815 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 3P2

Item 2. **Date of Material Change(s)**

July 18, 2007

Item 3. **News Release**

The Company's news release dated July 18, 2007 was disseminated by Market Wire on July 18, 2007.

Item 4. Summary of Material Change

The Company, through its wholly-owned subsidiary, MegaWest Energy USA Corp., has acquired an additional 10,000 acres of land at the Company's core project areas in Missouri (Deerfield), Texas (Trinity Sands) and Kentucky (Kentucky Reserves). This additional 10,000 acres brings the total of the Company's land holdings to over 70,000 acres.

Item 5. **Full Description of Material Change**

5.1 Full Description of Material Change

See attached News Release

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 7. **Omitted Information**

Not Applicable.

Item 8. **Executive Officer**

For further information, please contact George Orr, Chief Financial Officer of the Company, at 604.737.1015.

Item 9. **Date of Report**

This report is dated July 19, 2007.

News Release

MEGAWEST ENERGY CORP

MegaWest Increases Land Holdings by an Additional 10,000 Acres

Calgary, Alberta; July 18, 2007 – MegaWest Energy Corp., (the "Company" or "MegaWest"), a Calgary based oil and gas company (OTC BB: MGWSF) (Cusip: #585168 107), specializing in non-conventional oil and gas projects with a focus on North American heavy oil, is pleased to announce the acquisition of an additional 10,000 acres of land at the Company's core project areas in Missouri (Deerfield), Texas (Trinity Sands) and Kentucky (Kentucky Reserves) by its wholly-owned subsidiary, MegaWest Energy USA Corp. ("MegaWest USA"). This additional 10,000 acres brings the total of MegaWest Energy land holdings to over 70,000 acres.

The Company's President and CEO, George T. Stapleton, II stated, "MegaWest has always indicated to the Company's shareholders that we will continue to acquire large blocks of oil and gas rights known to contain substantial deposits of heavy oil, and the addition of this key acreage will increase the Company's potential resources significantly."

In addition to the land acquisition, the Company's President and CEO, George T. Stapleton, II also stated, " I am also very pleased to announce that the Board of Directors for MegaWest Energy has approved an increase in the 2007 Fiscal Budget from the previous approved budget of USD$19 Million to nearly USD$26 Million. This budget increase will allow the Company to increase delineation drilling and expand the scope and extent of the Demonstration Projects planned for each of the core areas".

MegaWest is an independent unconventional oil and gas company headquartered in Calgary, Alberta, Canada. MegaWest has operations in Texas, Kentucky, Missouri and Kansas. MegaWest will create shareholder value through the exploitation of North American heavy oil through the application of various methods of thermal and enhanced recovery.

ON BEHALF OF THE BOARD OF DIRECTORS

George T. Stapleton, II, President, CEO & Director

For further information please visit the Company's Website at www.megawestenergy.com.

Investor Relations:

David Sealock
1(877) 984-6342
Email: info@megawestenergy.com

Mike Parker
1 (866) 506-7979
MParker@sweetwatercapital.net

Forward-Looking Statement Disclaimer

This press release contains "forward-looking statements" as defined by the Private Litigation Reform Act of 1995. Statements in this press release, which are not purely historical, are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. It is important to note that actual outcomes and the Company's actual results could differ materially from those in such forward-looking statements. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others: (a) the lack of additional financing to fund the Company's exploration activities and continued operations; (b) fluctuations in foreign exchange and interest rates; (c) the number of competitors in the oil and gas industry with greater technical, financial and operations resources and staff; (d) fluctuations in world prices and markets for oil and gas due to domestic, international, political, social, economic and environmental factors beyond our control; (f) changes in government regulations affecting oil and gas operations and the high compliance cost with respect to governmental regulations; (g) potential liabilities for pollution or hazards against which the Company cannot adequately insure or which the Company may elect not to insure; (h) the Company's ability to hire and retain qualified employees and consultants; and (i) other factors beyond the Company's control. When used in this document, the words "could", "plan", "estimate", "intend", "may", "potential", "should", and similar expressions relating to matters that are not historical facts are forward looking statements.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and on Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

Per: /s/ George T. Stapleton, II

George T. Stapleton, II
Chief Executive Officer, President and Director
(Principal Executive Officer)

Dated: July 19, 2007